Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
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Zarlink Semiconductor Announces Closing of CDN$75 Million Offering of
Subscription Receipts

OTTAWA, CANADA, July 30, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) ("Zarlink") is pleased to announce that it has closed its previously announced offering (the "Offering") of 75,000 subscription receipts (the "Subscription Receipts") at a price of Cdn$1,000 per Subscription Receipt, for aggregate gross proceeds of Cdn$75,000,000. The financing was underwritten by a group of underwriters led by CIBC World Markets and included National Bank Financial, RBC Capital Markets and Scotia Capital. Underwriters have an option, exercisable in whole or in part at any time until August 29, 2007, to purchase up to an additional 11,250 Subscription Receipts.

      The proceeds of the Offering will be used to partially finance Zarlink's acquisition (the "Acquisition") of Legerity Holdings, Inc., previously announced in a news release on June 25, 2007. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, Cdn$1,000 principal amount of convertible unsecured subordinated debentures of Zarlink upon the closing of the Acquisition, expected in early August 2007. The terms of the Offering were announced in a news release on July 17, 2007.

      This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the Subscription Receipts in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

      A copy of the prospectus related to the Offering may be obtained from CIBC World Markets Inc., 161 Bay Street, Toronto, ON, M5J 2S8, Attention: Lovena Doodahnand (416) 594-7270.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

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The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com